Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCEMENT ON CHANGES IN ACCOUNTING ESTIMATES

Important Notice:

As at 30 June 2021, changes in accounting estimates resulted in an increase in liabilities of life insurance contracts by RMB11,992 million and an increase in liabilities of long-term health insurance contracts by RMB1,296 million, which in aggregate reduced profit before tax by RMB13,288 million for the six months ended 30 June 2021.

I.	Introduction

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

The changes in accounting estimates were considered and approved at the third meeting of the seventh session of the Board of Directors on 25 August 2021.

II.	Details of the Changes in Accounting Estimates and the Impact on the Company

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

As at 30 June 2021, changes in accounting estimates resulted in an increase in liabilities of life insurance contracts by RMB11,992 million and an increase in liabilities of long-term health insurance contracts by RMB1,296 million, which in aggregate reduced profit before tax by RMB13,288 million for the six months ended 30 June 2021.

The Company adopted prospective application method to deal with the changes in accounting estimates.

Commission File Number 001-31914

III.	Conclusive Opinions of the Independent Directors and the Board of Supervisors

The Independent Directors and the Board of Supervisors of the Company considered the changes in accounting estimates, and approved the accounting treatment on the changes in accounting estimates made by the Company.

IV.	Relevant Documents for Record

1.	Independent opinion from the Independent Directors of the Company

2.	Special statement of the Board of Directors of the Company on the changes in accounting estimates

3.	Special statement of the Board of Supervisors of the Company on the changes in accounting estimates

The Board of Directors of China Life Insurance Company Limited 25 August 2021